ALPS FUND SERVICES, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 25, 2014

VIA EDGAR

Monique Botkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Liberty All-Star Growth Fund, Inc. (File No. 811-04537)

Dear Ms. Botkin:

The following are responses to the comments that I received from you by telephone on June 6, 2014 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Liberty All-Star Growth Fund, Inc. (the “Fund”) on May 30, 2014.  Your comments and the Fund’s responses are set forth below.

1.

Please confirm whether the date of December 31, 2013 for the dollar range of equity securities beneficially owned by each Director and the Fund’s principal executive officer and principal financial officer is the “valuation date” as required under Instruction 1 of Item 22(b)(5) of Schedule 14A.

The date of December 31, 2013 is the valuation date for the dollar range of equity securities beneficially owned by all parties disclosed in the Share Ownership table on page 11 of the Proxy Statement.

2.

Please clarify or rephrase the following statement in the last paragraph on page 12 that continues on to page 13 of the Proxy Statement: “Under the terms of an exemptive order issued to the Growth Fund and AAI by the U.S. Securities and Exchange Commission (“SEC”), the Growth Fund may enter into a portfolio management agreement with a new or additional Portfolio Manager recommended by AAI in advance of shareholder approval, provided that the new agreement is at a fee no higher than that provided in, and is on other terms and conditions substantially similar to, the Growth Fund’s agreements with its other Portfolio Managers, and that its continuance is subject to approval by shareholders at the Growth Fund’s regularly scheduled annual meeting next following the date of the portfolio management agreement with the new or additional Portfolio Manager.  [Emphasis Added]

The Fund will revise the statement to reflect the following:

Under the terms of an exemptive order issued to the Growth Fund and AAI by the U.S. Securities and Exchange Commission (“SEC”), the Growth Fund may enter into a portfolio management agreement with a new or additional Portfolio Manager recommended by AAI in advance of shareholder approval, provided that the new agreement is at a fee no higher than that provided in, and ~~is on other~~ includes terms and conditions substantially similar to, the Growth Fund’s agreements with its other Portfolio Managers, and that its continuance is subject to approval by shareholders at the Growth Fund’s next regularly scheduled annual meeting ~~next~~ following the date of the portfolio management agreement with the new or additional Portfolio Manager.

3.

Please state the adviser’s chief executive officer in the section titled “General Information Regarding Sustainable Growth Advisers, LP” as required under Item 22(c)(2) of Schedule 14A.

The Fund has confirmed the adviser does not have a chief executive officer to disclose as required under Item 22(c)(2) of Schedule 14A.

4.

Please confirm whether Estancia Capital Partners is the “Parent” company of the adviser, as required under Item 22(c)(3) of Schedule 14A, and if so, please explain basis of control.

Estancia Capital Partners (“Estancia”) is not the “Parent” company of Sustainable Growth Advisers, LP (“Sustainable”). It is an outside investor that owns a 24.9% minority limited partnership interest in Sustainable.  Sustainable is majority owned by its employees, who own 75.1% of the outstanding shares.

5.

Please explain the rationale for stating the annual management fee under the “Other Funds Managed” table on page 16 is considered non-public information.

The annual management fee for the “Other Funds Managed table” has been updated to reflect the fee rates that Sustainable charges to other funds that are considered public information.  The Fund is disclosing that the fees rates charged by Sustainable to certain other funds are considered “non-public information” because these clients require consider fee rate information to be confidential and do not permit the disclosure of this information to outside firms.  The Fund has included a footnote to the table indicating that such information is not available to the Fund.

6.

Please confirm no disclosure of the Fund’s principal underwriter is required under Item 22(a)(3)(i).

The Fund is a closed-end registered investment management company, and therefore does not have a statutory principal underwriter.

7.

Please confirm that the “Other Information” section is given prominence in its current location on page 21 of the Proxy Statement.

The Fund has moved the “Other Information” section to page 16 of the Proxy Statement to meet the prominence requirement under Schedule 14A.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0711.

Sincerely,

/s/ Alex J. Marks

Alex J. Marks

Assistant Secretary

cc:

Erin D. Nelson, Secretary

Clifford Alexander, K&L Gates LLP